Exhibit 99.1

Summit Therapeutics plc

(“Summit” or “the Company”)

SUMMIT’S IND CLEARED BY FDA ALLOWING EXPANSION OF PhaseOut DMD, A PHASE 2 CLINICAL TRIAL OF EZUTROMID (SMT C1100), INTO THE US

•	Enrolment of Patients with DMD in the US Expected to Start 3Q 2016

•	Utrophin Modulation Offers Differentiated Approach in DMD

Oxford, UK 26 April 2016 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and Clostridium difficile infection, announces that the US Food and Drug Administration has cleared the Company’s investigational new drug (‘IND’) application to expand the Phase 2 proof of concept clinical trial called PhaseOut DMD to trial sites in the US. PhaseOut DMD will evaluate the Company’s lead utrophin modulator, ezutromid (formerly known as SMT C1100), in patients with DMD at sites in the UK and the US.

In contrast to many current therapeutic approaches to DMD, utrophin modulation has the potential to treat all boys and young men with DMD, regardless of their underlying dystrophin gene mutation.

“The IND clearance for PhaseOut DMD paves the way to expand PhaseOut DMD into the US and will provide access to a wider network of leading physicians in DMD as we seek to improve the lives of patients and families living with this devastating disease,” said Ralf Rosskamp, MD, Chief Medical Officer of Summit. “PhaseOut DMD aims to show the potential benefits of ezutromid as a disease modifying approach for DMD for the first time in patients, and this approach could ultimately benefit the entire DMD patient population.”

Summit expects to begin enrolling patients into US sites in the third quarter of 2016.

About PhaseOut DMD

PhaseOut DMD aims to provide proof of concept for ezutromid (SMT C1100) and utrophin modulation by measuring muscle fat infiltration, as well as by measuring utrophin protein and muscle fibre regeneration in muscle biopsies. The primary endpoint of the open-label trial is the change from baseline in magnetic resonance imaging parameters related to fat infiltration and inflammation of the leg muscles. Exploratory endpoints include the six-minute walk distance, the North Star Ambulatory Assessment and patient reported outcomes. PhaseOut DMD is a 48-week open-label trial expected to enrol up to 40 boys ranging in age from their fifth to their tenth birthdays at sites in the UK and the US.

About Utrophin Modulation in DMD

DMD is a progressive muscle wasting disease that affects around 50,000 boys and young men in the developed world. The disease is caused by different genetic faults in the gene that encodes dystrophin, a protein that is essential for the healthy function of all muscles. There is currently no cure for DMD and life expectancy is into the late twenties. Utrophin protein is functionally and structurally similar to dystrophin. In preclinical studies, the continued expression of utrophin has a meaningful, positive effect on muscle performance. Summit believes that utrophin modulation has the potential to slow down or even stop the progression of DMD, regardless of the underlying dystrophin gene mutation. Summit also believes that utrophin modulation could potentially be complementary to other therapeutic approaches for DMD. The Company’s lead utrophin modulator, ezutromid*, is an orally administered, small molecule. DMD is an orphan disease, and the US Food and Drug Administration and the European Medicines Agency have granted orphan drug status to ezutromid. Orphan drugs receive a number of benefits including additional regulatory support and a period of market exclusivity following approval.

*	Ezutromid is the international nonproprietary name (‘INN’) recommended by the World Health Organization for SMT C1100. INNs, also known as generic names, are used globally to identify pharmaceutical substances.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott, Sue Stuart,	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com
Jessica Hodgson, Lindsey Neville

MacDougall Biomedical Communications (US media contact) Chris Erdman	Tel: +1 781 235 3060 cerdman@macbiocom.com

Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2015. Accordingly readers should not place undue reliance on forward looking statements or information. In addition, any forward looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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